September 27, 2013

Mr. James Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:                             Covance Inc.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Filed August 1, 2013

File Number: 001-12213

Via EDGAR Transmission

Dear Mr. Rosenberg:

Please refer to your comment letter dated September 25, 2013, concerning the Company’s Form 10-Q for the Quarterly Period Ended June 30, 2013.  We are writing to inform you that we will provide a response to your comments no later than October 23, 2013.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Ross A. Hyams

Ross A. Hyams
Vice President and Associate General Counsel

cc:                                Sasha Parikh, Securities and Exchange Commission

Don Abbott, Securities and Exchange Commission